Jones & Keller, P.C.

1999 Broadway, Suite 3150

Denver, Colorado 80202

Telephone: (303) 573-1600

May 19, 2020

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sonia Bednarowski, Esq.
Division of Corporate Finance

Re:	Midwest Holding Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 8, 2020
File No. 000-10685

Ladies and Gentlemen:

We are submitting this letter on behalf of Midwest Holding Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated May 18, 2020 relating to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 000-10685) filed with the Commission on May 8, 2020 (the “Proxy Statement”). This amendment to the Preliminary Proxy Statement was filed May 19, 2020. The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comment is presented in bold italics. In addition to addressing the comment raised by the Staff in its letter, the Company has updated the Preliminary Proxy Statement to include relevant record and meeting dates.

Preliminary Proxy Statement on Schedule 14A

Proposal 2

Reincorporation of the Company from the State of Nebraska to the State of Delaware

Rights of Shareholders Prior to and After Reincorporation from Nebraska to Delaware, page 20

1. We note that your forum selection provisions in your amended and restated certificate of incorporation and bylaws identify a state or federal court located within the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provisions. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provisions in the governing documents state this clearly, or tell us how you will inform investors in future filings that the provisions do not apply to any actions arising under the Securities Act or Exchange Act.

Response:  The Company advises the Staff that it has revised the exclusive forum provisions in the Company’s proposed Certificate of Incorporation (Exhibit F) and Bylaws (Exhibit A-2) that will be effective if adopted at the referenced annual meeting and has revised the disclosure on page 23 of the Proxy Statement accordingly. The Company advises the Staff that the exclusive forum provisions in the Certificate of Incorporation and Bylaws will clarify that the designation of the Delaware Court of Chancery as the exclusive forum will not apply in certain circumstances, including actions where another court has exclusive jurisdiction or in actions arising under the Securities Act of 1933, as amended, or the Securities Act of 1934, as amended.

Article VIII of both documents, as revised, now state that, “Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action arising pursuant to any provision of the General Corporation Law of the State of Delaware or the corporation’s certificate of incorporation or its bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim (A) as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten (10) days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than such court, or (C) for which such court does not have subject matter jurisdiction. The choice of forum provision set forth in this Article VIII does not apply to any actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.”

*  *  *

We hope the foregoing answers adequately address the Staff’s comment. Please do not hesitate to contact Reid A. Godbolt by telephone at (303) 573-1600 or by email at rgodbolt@joneskeller.com, with any questions or comments regarding this correspondence.

Very truly yours,

JONES & KELLER, P.C.

/s/ Reid A. Godbolt
Reid A. Godbolt

cc via email:        A. Michael Salem, Midwest Holding Inc.

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